Exhibit 12.1

	Fiscal Year Ended
	December 31,
	2001	2002	2003	2004	2005
CONSOLIDATED
Earnings:
Add:
Pretax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income (loss) from equity investees	$(424)	$(126)	$(218)	$159	$257
Fixed charges	738	565	490	502	561
Amortization of capitalized interest	4	4	4	4	4
Distributed income of equity investees	9	29	29	30	41
Less:
Interest capitalized	8	8	6	6	6
Minority interest in pretax income of subsidiaries that have not incurred fixed charges	5	8	7	23	26

Earnings	$314	$456	$292	$666	$831

Fixed Charges:
Interest expense inclusive of amortized premiums, discounts and capitalized expenses related to indebtedness	$726	$554	$481	$492	$551
Interest capitalized	8	8	6	6	6
Estimate of the interest component of rental expense	4	3	3	4	4

Fixed charges	$738	$565	$490	$502	$561

Ratio of earnings to fixed charges (1)	—	—	—	1.3	1.5

(1)	Earnings were insufficient to cover fixed charges by approximately $198 million, $109 million and $424 million in the years ended December 31, 2003, 2002 and 2001, respectively. For purposes of determining the ratio of earnings to fixed charges, earnings are defined as the sum of (i) pretax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income (loss) from equity investees, (ii) fixed charges, (iii) amortization of capitalized interest and (iv) distributed income of equity investees, less (x) interest capitalized and (y) minority interest in pretax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of (i) interest expense, including amortization of premiums, discounts and capitalized expenses related to indebtedness, (ii) interest capitalized and (iii) an estimate of the interest component of rental expense.